# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SCE Trust V, CIK 0001627426
CUSIP: 78409W201
Title of class of securities: Preferred Stock
Address of issuer's principal executive offices: 2244 Walnut Grove Avenue, Rosemead, California (CA), 91770
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000883422

## Reporting persons
- General Motors Investment Management Corporation: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 320,000; sole dispositive power 0; shared dispositive power 320,000; aggregate amount beneficially owned 0 (6.74% of the class)
- State Street Bank and Trust Company as trustee for General Motors Hourly-Rate Employees Pension Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 320,000; sole dispositive power 0; shared dispositive power 320,000; aggregate amount beneficially owned 320,000 (6.74% of the class)

## Item 1. Issuer
Name of issuer: SCE Trust V
Address of issuer's principal executive offices: 2244 Walnut Grove Avenue, Rosemead, CA 91770

## Item 2. Person Filing
Name of person filing:
i. General Motors Investment Management Corporation ("GMIMCo")
ii. State Street Bank and Trust Company as trustee for General Motors Hourly-Rate Employees Pension Trust (Hourly Trust)
Address of principal business office or, if none, residence:
i. GMIMCo 767 Fifth Avenue, New York, NY 10153
ii. Hourly Trust c/o State Street Bank and Trust Company, 1 Lincoln Street, Boston, MA 02111
Citizenship:
i. New York
ii. New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned:
i. 320000
ii. 320000
Percent of class:
i. 6.74
ii. 6.74
Sole power to vote or to direct the vote:
i. 0
ii. 0
Shared power to vote or to direct the vote:
i. 320000
ii. 320000
Sole power to dispose or to direct the disposition:
i. 0
ii. 0
Shared power to dispose or to direct the disposition:
i. 320000
ii. 320000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
2025_SCE Trust V_Exhibit 1_Joint Agreement

## Signatures
- General Motors Investment Management Corporation: /S/ Tyrone Lopez, Tyrone Lopez/Managing Director (02/11/2026)
- State Street Bank and Trust Company as trustee for General Motors Hourly-Rate Employees Pension Trust: /S/ Michael J. McElligott, Michael J. McElligott/Vice President (02/10/2026)
Comment: STATE STREET BANK AND TRUST COMPANY
As trustee for General Motors Hourly-Rate Employees Pension Trust (as directed by General Motors Investment Management Corporation)